Form 51-102F1
Management's Discussion & Analysis
For the three months ended May 31, 2004

Management Discussion and Analysis

1.1    Date of Report: July 30, 2004

1.2    Overall Performance

Description of Business and Overview of Projects

The Company is a natural resource company engaged in the acquisition, exploration and development of mineral properties. The Company's primary focus is on gold exploration in Nevada. The Company has varying interests in a number of mineral properties located in Nevada. The Company plans to explore and develop its mineral properties or joint venture them to other companies for their further development.

Miranda Gold Corp. has twelve gold exploration projects in various stages of exploration and development in Nevada. These projects include the Hercules project located in Lyon County, the Redlich project located in Esmeralda County, the Troy Canyon project located in Nye County, the Bald Peak project located in Mineral County, and the Red Canyon, Fuse, JDW, Red Hill, Coal Canyon, BPV, CONO, and ETTU projects located in Eureka County. Redlich and Hercules are in joint venture with other companies.

Miranda continues to resolve a robust exploration model to predict the location of large gold systems based on a geologic understanding of recent developments on the Cortez Trend. Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, Miranda is utilizing GIS and regional databases to identify additional discrete mineral belts similar to and parallel to the Cortez Trend.

Hercules and Imperial Mine Projects

By an agreement dated September 27, 2002, the Company has an option to acquire a 100% right, title and interest in two gold projects in Nevada: the Hercules property and the Imperial Mine Property, subject to a 3% net smelter return royalty ("NSR"), of which 2% can be purchased, leaving a 1% NSR on each property.

The total acquisition price for the two properties is payable over five years and comprises 450,000 warrants and US $180,000. The warrants allow the vendor the right to purchase common shares of the Company at prices ranging from Cdn. $0.25 to $0.40 and are exercisable for a period of two years from their date of issue. The cash consideration is prorated to allow for the termination of any of the individual properties.

The Company also has a work commitment of US $650,000 over the five years, with a commitment of US $75,000 over each of the first two years.

Subsequent to quarter end by an agreement dated July 6, 2004, the Company sold and quit claimed its entire interest in the Imperial property resulting in a prorated reduction of cash consideration to $126,000 over 5 years. Warrant consideration and work commitments are not reduced.

On May 13, 2004 the Company acquired two additional (Sampson) claims within the Hercules project area under a lease-purchase option agreement requiring payments of $1500 on signing, $1500 on each anniversary of 2005, 2006 and 2007 and a final payment of $3000 in 2008 to purchase the property subject to a 1 ½% production royalty.

Hercules Project

The Hercules property is located in southern Lyon County, Nevada approximately 40 kilometres south of Reno. The property is comprised of 40 mineral claims at the northern end of the Pine Nut Mountains in west-central Nevada.

Although there are no official records of production from early turn of the century mining efforts, the Hercules Mine is estimated to have produced 5,000 ounces of gold and 20,000 ounces of silver from quartz veins. Recent exploration on the property from 1985 to 1997 includes 166 reverse circulation holes and 10 core holes totalling 33,925 feet targeted towards shallow, bulk tonnage gold mineralization. Systematic exploration for deep, high-grade vein systems similar to the Comstock Lode has not been undertaken on the Hercules property.

The Hercules prospect represents a relatively unexplored epithermal gold-silver mineralized system with direct analogies to the historic Comstock Lode deposit located 15 kilometres north. Past drilling has indicated that significant gold mineralization is associated with intense quartz-adularia alteration of the host volcanic rock and quartz veins. The potential for discovery of a thicker sequence of mineralized veins deeper within the epithermal envelope is considered very good. It is recommended to drill test the mineralized structures at depth in an effort to identify a deep-seated mineralized deposit.

Miranda has completed a detailed mapping and sampling program on the Hercules project. A review of the geological and geochemical data previously collected from the property indicates that there are at least ten zones of quartz veins emplaced within en echelon fault systems. Alteration and geochemistry is consistent with a high level, low sulphidation, volcanic hosted gold mineralized epithermal system. Several of the fault systems have been traced along strike for up to 1,000 metres and vary in width from three to 50 metres. The overall size and intensity of the alteration and mineralization is indicative of a large epithermal system that developed over a period of time.

It is concluded that the Hercules property hosts several zones of gold mineralization that are relatively under explored. Previous operators have assessed the near surface potential of the property with reasonable success. The potential to outline a near surface zone of gold mineralization is considered excellent. Potential also exists for the identification of structurally hosted gold mineralization at depth along the fault systems.

By an agreement dated April 18, 2004, Miranda entered into a joint venture agreement on the Hercules Project with Lincoln Gold Corporation ("Lincoln"). Lincoln has paid Miranda $10,000 and agreed to complete a $75,000 work commitment or drill 3600ft. by September 18, 2004. Lincoln will assume all underlying property payments and fees and agrees to work commitments of $150,000 in each of 2005 and 2006, and $200,000 in 2007 and thereafter until commercial production. Lincoln can earn 60% interest in the Hercules project by spending $2.5 million by September 2009 and can earn up to 70% interest by carrying Miranda to a positive feasibility study.

Lincoln completed a comprehensive compilation of historic data on the property previous to designing a preliminary drill program of four angle holes at 900ft each to test vein targets at depth. Permits have been approved for the Hercules property and drilling is scheduled to commence early August 2004.

Imperial Mine Property

Subsequent to the quarter end, by an agreement dated July 6, 2004, the Company sold its entire interest in the Imperial claims, in order to provide a stronger focus on its sediment hosted gold projects in the Cortez Trend and epithermal gold vein projects in the Walker Lane.

Troy and Redlich Properties

By an agreement dated January 23, 2003 and subsequent amendments, the Company has an option to acquire a 100% right, title and interest in two gold projects in Nevada: the Troy property in Nye County and the Redlich Property in Esmeralda County, subject to a 3% net smelter return royalty. Upon completion of a bankable feasibility study, the Company can buy 2/3 of the NSR royalty on each property (i.e. 2% NSR, leaving 1% NSR on each property) for two million dollars U.S.

The total acquisition price for the two properties is payable over five years and comprises 205,000 warrants and US $80,000 . The warrants allow the vendor the right to purchase common shares of Miranda Gold Corp. at prices ranging from Cdn. $0.40 to $0.55 and are exercisable for a period of two years from their date of issue. The consideration and work commitments are prorated to allow for the termination of any of the individual properties.

The Company also has a combined total work commitment on these two properties of US $195,000 over the five years, with a total commitment of US $22,500 over each of the first two years.

Troy

The Troy property is located in the Troy District in the Grant Range of northeastern Nye County, Nevada. Limited historical gold production of approximately 2000 tons at .35 oz Au/t has taken place. The quartz body identified on this property is 1,200 feet long, open-ended at depth at over 600 feet, and has a width ranging from 20 to 70 feet. This presents a large target for drilling. Limited exploration work has taken place in the past and ore grade samples have been recovered (samples up to 1.67 oz Au/t). This property has the potential for a high-grade gold deposit and has never been drilled.

The Company has not performed any exploration work on this project. Work to confirm historic underground sampling results are scheduled for early August

Redlich Property

The Redlich project is located in Esmeralda County along the northwest-southeast trending Walker Lane structural corridor. The Redlich prospect is an upper level, low-sulfidation, adularia-sericite, epithermal system with a similar geologic setting as that at the Midway project near Tonopah, Nevada. Boulders and cobbles of high-grade, well-banded quartz vein material have been discovered in surface exposures of Tertiary gravels. These fragments of mineralized epithermal veins on surface assay up to 4 ounces of gold per ton and 20 ounces of silver per ton. The banded quartz is found over an area of approximately 100 acres (40 hectares).

Several companies have explored the Redlich project area including Inspiration Development, FMC Gold and the Cordilleran Nevada syndicate. Previous drilling has encountered mineralized intervals grading between 0.07 to .59 oz Au/t in quartz veins or quartz fracture zones. In addition, multiple zones of lower-grade disseminated mineralization were encountered in the drilling, four of which are hosted by quartzite breccia and intrusive diorite. This is highly suggestive of the occurrence of a large tonnage, intrusive-related, disseminated gold deposit.

The Redlich project area has the potential to discover both high-grade banded quartz veins or large-tonnage disseminated and intrusive-hosted mineralization.

To facilitate an assessment of the Redlich Prospect's potential, a compilation and review of all available data was undertaken. Much of the data has been digitized and includes locations, descriptions and assay results for approximately 300 rock chip samples taken in the Redlich vicinity by FMC Gold Co. and another 200 taken by Cordex Exploration Co. The Company increased its land position by staking an additional 18 claims at the Redlich project, Esmeralda County, Nevada.

Within the quarter, the Company signed an agreement to joint venture its Redlich project with Newcrest Resources Inc. ("Newcrest").

Miranda's Redlich property comprises a total of 104 claims. Newcrest paid to Miranda US $45,000, and thereafter US $30,000 annually until March 4, 2008. Newcrest will have an annual work commitment commencing with US $75,000 this year, US $150,000 for each of the next two years, and then US $200,000 per year thereafter until it has earned an interest in the project. Newcrest can earn a 65% interest in the Redlich project by spending a minimum of $1.8 million in exploration expenditures by March, 2012 and presenting to Miranda a pre-feasibility study. Newcrest can earn an additional 10% interest in the project (for a total of 75% interest) by the completion of a (positive) feasibility study on the Redlich project, and up to an 80% interest, at Miranda's election, by providing half of Miranda's portion of the development costs.

Newcrest has permitted 21 drill sites at Redlich and intends to drill at least 15 holes during the first phase of exploration drilling scheduled to commence in late July 2004. Past drilling has encountered among others, eight mineralized intervals of five feet each grading between 0.08 oz Au/t (2.7 g Au/t) and up to 0.59 oz Au/t (20.2 g Au/t). Each of these intervals is associated with wide intervals of low-grade mineralization. The gold mineralization occurs in quartz veins or quartz fracture zones. Approximately half of Newcrest's drilling will focus on these gold bearing vein sets. In addition, several holes will test a zone of lower-grade, granodiorite-hosted, disseminated mineralization where intercepts of up to 245 ft of 0.011 oz Au/t (0.4 g Au/t) have been encountered.

On the north end of the property, boulders and cobbles of well-banded quartz vein float, representing a low-sulphidation, quartz-adularia epithermal gold system, have been discovered in exposures of old Tertiary alluvium. These high-grade fragments of mineralized epithermal veins assay up to 4 oz Au/t (137 g Au/t) and 20 oz Ag/t (686 g Ag/t). The banded quartz is found over an area of approximately 100 acres (40 hectares). Newcrest has permitted several holes in this unexplored area.

Red Canyon Project

Miranda has signed a letter of intent for a twenty-year lease on the Red Canyon project. Miranda paid US $26,200 upon signing of the formal agreement and issued 75,000 warrants at Cdn. $0.37. The warrants allow the property vendors the right to purchase common shares of Miranda Gold Corp. at $0.37 for a period of two years from their date of issue. Miranda will pay annual advance royalty payments totaling US $600,000 through years one through ten.

The Red Canyon property is subject to a net smelter return royalty ("NSR") of 3% if the gold price is below $300 per ounce; 4% if the price of gold is between $300 - $400 per ounce; and 5% if the price of gold is over $400 per ounce. Miranda has the option to buy 2 percentage points of the NSR for $1 million per percentage point.

The Red Canyon Property is comprised of 237 unpatented lode mining claims covering approximately 19.5 square kilometers. The property lies in the prolific Cortez or Battle Mountain – Eureka gold belt, approximately 20 miles south of Placer Dome's newly announced Cortez Hills discovery. The property is situated directly on trend between Tonkin Springs and the Gold Bar deposits.

Several companies have explored the Red Canyon Property including Meridian Minerals Company, Tenneco Minerals, Great Basin Mining and Exploration, Hemlo Gold Mines (U.S.) and Kennecott Exploration Company. Past sampling and drilling has identified three areas of gold mineralization. The strongest mineralization is in the Ice Zone. One of the best drill intercepts in this zone is 29 meters of 4.0 g gold/t (95 feet of 0.12 opt) from 6 to 35 meters (20-115 feet). The highest-grade drill sample over a 5-foot interval is 10.8 g gold/t (0.32 opt).

Mineralization is controlled by northwest and northeast trending high-angle faults. Alteration is extensive and widespread at Red Canyon. It consists of silicification, brecciation, decalcification and argillization. Lower plate carbonate rocks are exposed in the center and east flank of the property. Elsewhere on the property, Ordovician upper plate siliciclastic rocks, Tertiary volcanic rocks and Quaternary gravel overlie the carbonates. Oxidation was observed at the bottom of a 2500-foot Kennecott hole, confirming the strength of the hydrothermal system that effected this area. Anomalous mercury, antimony, arsenic and barium occur in altered rocks.

The Red Canyon Property represents an outstanding exploration play for a carbonate and/or structurally-hosted gold deposit in the Cortez Trend. The recent Cortez Hills discovery demonstrates that major gold deposits remain to be found in this belt. At Red Canyon, the majority of holes drilled in the past were less than 160 meters deep. Numerous lower plate carbonate host formations occur at depth and have not been tested by drilling. In addition, most holes were drilled vertically and did not adequately test the numerous structures present on the property.

Through reconnaissance mapping the Company has recognized significant exposures of upper Devonian chert-carbonate units on the eastern quarter of the project area previously mis-mapped as upper plate facies due the degree of hydrothermal alteration. Equivalent units provide the preferred host at Cortez Hills. The Company is advancing new drill targets in this area.

Bald Peak Project

The Company signed an option to acquire a 100% interest in a gold exploration project located in Mineral County, Nevada. The total acquisition price for the project is payable over five years after the issuance of a drilling permit and comprises 225,000 warrants and US $177,500. A total of US 7,500 has been paid with no further payments due to the vendors until the earlier of drill permits being issued or two years, whichever occurs first. The warrants allow the property vendors the right to purchase common shares of Miranda Gold Corp. at prices ranging from Cdn. $0.25 to $0.50 and are exercisable for a period of two years from their date of issue.

The project is subject to a 3% net smelter return royalty ("NSR"), however the Company can buy 2/3 of the NSR royalty (i.e. Miranda can buy 2% NSR, leaving a 1% NSR on the property) for $1,000,000 US for each 1% of the NSR purchased.

Bald Peak is approximately 9 kilometres north of the past producing high-grade Bodie gold-silver mine and 8 kilometres west of Metallic Ventures' (TSX: MVG) Esmeralda project. The mineralized veins at Bald Peak and Bodie trend NNE, suggesting that both vein systems occur within the same structural zone. The Bald Peak veins/stockworks occur along an intermittently exposed 2 kilometer long structure, up to 200 meters wide, located along the base of a rhyolite dome. Sixteen of eighteen rock chip samples taken by previous operators from the vein/stockworks were anomalous in gold, the highest value being 5.4 g/t gold. Quartz-after-calcite alteration textures are exposed in some of these veins, implying the existence of the uppermost portion of a boiling, hydrothermal system.

Fjordland Exploration controls ground immediately adjacent to the Company's Bald Peak Project. Fjordland is in the process of permitting and has announced plans to drill approximately 2,000 feet of planned for September 2004.

Reconnaissance prospecting and mapping by the Company confirms the NNE vein-structure to be drilled by Fjordland continues to the NE and SW onto Miranda's Bald Peak Project.

Fuse and JDW Properties

The Company staked two claim blocks called the "Fuse" property and the "JDW" property in Pine Valley, Eureka County, Nevada.

The Fuse property is comprised of 148 unpatented lode mining claims covering approximately 4.6 square miles. These claims lie adjacent to the Powder Keg claims that were recently staked by Idaho Resources and the BOC claims that are undergoing exploration by the Cortez Joint Venture. The JDW property consists of 62 claims and lies both north and east of Placer Dome's Red Hill Project area. Both properties lie in the prolific Cortez or Battle Mountain – Eureka gold belt, approximately 10 miles east of the Cortez Joint Venture's ET Blue Project.

Both the Fuse and JDW claims were staked in alluvial cover over gravity highs. Interpretation of the gravity data suggests that bedrock at both sites is relatively shallow. Several prominent structural features are also expressed in the gravity data. The JDW claims are adjacent to the JD window that exposes lower plate carbonate rocks that are favorable hosts for Carlin-type deposits.

During the past 18 months, the Horse Canyon Valley-Pine Valley area has been the site of a staking rush. Placer Dome, the Cortez Joint Venture, Idaho Resources, and Nevada North Resources have staked in excess of 2,200 lode mining claims. All of the Idaho Resource claims have been leased to either Placer Dome or the Cortez Joint Venture. The Nevada North properties are under lease to Newcrest Resources. Almost all of the Horse Canyon Valley-Pine Valley has been claimed. The Fuse and JDW claims represent some of the last remaining shallow targets where underlying bedrock is likely lower-plate carbonates.

The Fuse and JDW properties represent outstanding exploration plays with the potential of discovering a Carlin-type deposit under the pediment in Pine Valley. The Horse Canyon Valley-Pine Valley area represents a geologic setting similar to Crescent Valley which hosts the Pipeline-Cortez mine complexes. The recent discovery of the +5.5 million ounce deposit at Cortez Hills demonstrates that major gold deposits remain to be found in the southern extension of the Crescent Valley mineralized belt.

Placer Dome has recently disclosed the mercury soil gas anomalies coinciding with a NNW-WNW fault fabric indicated by gravity surveys are the best predictors of covered gold-systems in the Cortez Trend.

During July, the Company initiated real-time mercury soil gas sampling and detailed gravity interpretation on the FUSE project in order to resolve drill targets. Approximately 200 stations of a 500 station program have been completed. Preliminary results suggest low level mercury anomalies are indicated. These surveys will progress onto the JDW project also.

ETTU Property

In May 2004, the Company staked 28 claims in Kobeh Valley, on the south end of Eureka - Battle Mountain (Cortez) Gold Trend. The claims lie approximately nine miles southeast of the Gold Bar mine and four miles south of the Afgan deposit.

Miranda targeted the ETTU area based on structural interpretations of gravity data. The ETTU property covers a portion of the Kobeh Valley pediment on the projected intersection of two mineral trends. Data suggests that a prominent northwest structure extends south from the Afghan resource to intersect the east-southeast projection of the Gold Bar structure beneath shallow gravel on the ETTU property. Upper Devonian carbonates to the north are expected to occur under pediment gravel on ETTU.

Newmont Mining Corporation, subsequent to Miranda staking the ETTU claims, also initiated aggressive land acquisitions in the Kobeh Valley area, staking a very large claim block, estimated to be in excess of 15 square miles, that completely surrounds the ETTU claims.

The Company has conducted no exploration on the ETTU claims.

Red Hill, Coal Canyon, BPV and CONO Projects

In June the Company signed a lease agreement with Nevada North Resources (U.S.A.), Inc. a privately held exploration company for four additional properties along the south extension of the Cortez Trend. The properties include 79 claims at Red Hill, 64 claims in Coal Canyon, 43 claims in the Cortez Mountains (BPV property) and 73 claims in the Horse Creek Valley area (CONO property). Under terms of the 20-year agreement, Miranda will make advance royalty payments of $25,000 for each of the first 3 years of the lease to Nevada North. Thereafter payments escalate by $10,000 in each two-year period until reaching a COLA adjusted cap of $80,000 on the 11th anniversary. The owner also retains a 2.5% to 5.0% sliding scale royalty that is subject to buy down provisions to 2%.

Both the Red Hill and Coal Canyon properties in the northern Simpson Park Range cover geologic "windows" that expose lower plate carbonate rocks favorable for hosting disseminated gold mineralization such as the nearby Cortez Hills (7 million ounces) and Pipeline deposits (12 million ounces). Both the CONO and BPV properties lie approximately 3 miles south of the ET Blue Project where the Cortez Joint Venture conducted a major drill program in 2002-2003.

The Coal Canyon property is adjacent to the window-bounding Grouse Creek fault where previous exploration programs have identified significantly anomalous drill-indicated mineralization. Favorable host rocks at Coal Canyon include both the Roberts Mountain and Hanson Creek Formations.

The Red Hill property shows intensive alteration in limestone associated with both east-northeast and north-northwest faults. Antimony prospects on the project are probably indicative of the associated gold system. Newcrest Resource Inc., the most recent operator on the property, has drilled weakly anomalous gold associated with dikes.

Drilling on the CONO claims has indicated lower plate carbonates in the basement below pediment gravels. The BPV property, one mile west of CONO is underlain by upper plate siliclastics and chert but lower plate carbonates may occur at permissible depths.

Both Placer Dome and the Cortez Joint Venture (Placer Dome 60% and Kennecott Minerals 40%) have been extremely active in this area and all four of the new properties are surrounded by or adjoin claims held by these companies.

Miranda has acquired these properties based on a generative model that infers a structural trend between the Cortez Joint Venture's Cortez Hills deposits and the ET Blue project and a continuation of that trend into Horse Creek Valley-Pine Valley and into the Simpson Park Range. Miranda believes that the Horse Creek Valley - Pine Valley area represents a geologic setting similar to Crescent Valley that hosts the Pipeline-Cortez mine complex.

The Company has not completed any exploration work on these properties.

1.3 Selected Financial Data

The following financial data are selected information for the Company for the three most recently completed financial years:

	Year Ended August 31
	2003	2002	2001
Total revenues (interest income)	2,066	894	2,611
Loss before discontinued operations and
extraordinary items	477,887	278,800	168,049
Basic and diluted loss per share before
discontinued operations	0.07	0.07	0.07
Net Loss	512,726	278,800	696,852
Basic and diluted loss per share	0.07	0.12	0.39
Total assets	1,026,837	643,430	248,783
Total long-term liabilities	-0-	-0-	-0-
Cash dividends per share	-0-	-0-	-0-

1.4 Results of Operations

The Company projects as are at the exploration stage (detailed in section 1.2) and have not yet generated any revenue to date. Net losses have increased over the past three years as a result of administrative costs associated with the increase of activity and the Company acquiring several additional mineral projects.

1.5 Summary of Quarterly Results

The following is a summary of the Company's financial results for the eight most recently completed quarters:

	May 31 2004	Feb 29 2004	Nov 30 2003	Aug 31 2003	May 31 2003	Feb 28 2003	Nov 30 2002	Aug 31 2002
Total revenues (interest income)	6,930	1,330	662	2,066	592	291	488	894
Total Net loss before discontinued operations	239,603	1,236,198	189,506	512,726	138,417	101,069	71,907	278,800
Loss per share	0.02	0.07	0.02	0.07	0.01	0.02	0.01	0.12
Loss per share fully diluted	0.02	0.07	0.02	0.07	0.01	0.02	0.01	0.12

Net loss in total	239,603	1,236,198	189,506	512,726	138,417	101,069	71,907	278,800
Net loss per share	0.02	0.07	0.02	0.07	0.01	0.02	0.01	0.12
Net loss per share fully diluted	0.02	0.07	0.02	0.07	0.01	0.02	0.01	0.12

1.6 Liquidity

The Company has total assets of $1,533,468 which consists of cash in the amount of $ 976,929. The Company has no long term liabilities and has working capital of $1,021,456. The Company has sufficient cash to meet its obligations as they come due and the Company is not exposed to any liquidity risks at this time.

All outstanding warrants in the amount of 2,572,000 due July 11, 2004 were exercised subsequent to the quarter end. The Company received proceeds of $694,440 from the exercise of these warrants and now has over $1,700,000 in its treasury.

1.7 Capital Resources

The capital resources of the Company consist of its mineral properties with a book value of $385,582. For the balance of 2004 and 2005 the Company intends to commit further funds towards the advancement of several of its projects.

1.8 Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9 Transactions with Related Parties

The Company incurred charges with directors of the Company and companies with common directors as follows:

	Three months ended May 31, 2004	Three months ended February 29, 2004
Office Rent	$7,500	$7,500
Secretarial and office services	$24,000	$24,000
Management Fees	$15,000	$15,000

1.10 Fourth Quarter

N/A

1.11 Proposed Transactions

N/A

1.12 Critical Accounting Estimates

N/A

1.13 Changes in Accounting Policies Including Initial Adoption

In January, 2004, the Company adopted the amended CICA Handbook 3870 – "Stock-based Compensation and other Stock-based Payments", requiring the fair value-based method be applied to awards granted to employees, which previously has not been accounted for at fair value. Effective January, 2004 all options awarded by the Company are recorded in the financial statements of the Company. Any consideration paid by the option holders to purchase shares is credited to share capital.

1.14 Financial Instruments and Other Instruments

N/A

1.15 Other MD&A Requirements

Disclosure of Outstanding Share Data

a)	Authorized: 100,000,000 common shares without par value

b)	Issued: 18,430,603 common shares for total consideration of $6,501,216